

February 13, 2013

Scott W. Hamer
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: **Community Financial Shares, Inc.**
Registration Statement on Form S-1/A
Filed February 12, 2013
File No. 333-186128

Dear Mr. Hamer:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a recent developments section if the fourth quarter had an adverse impact on the results of operations or financial condition. Otherwise, please include a statement in the acceleration request that the fourth quarter resulted in no adverse impact on the results of operations or financial condition.

Selling Shareholders, page 66

2. We restate prior comment 8 in part. Please revise the Selling Shareholders disclosure on page 66 to indicate that, other than the three selling shareholders for whom disclosure is provided, that no other selling shareholders are broker-dealers or affiliates of any broker-dealer.

3. In addition, revise to provide Item 507 and 508 information for the three selling shareholders who you identify as affiliates of broker-dealers and state that:

- the sellers purchased in the ordinary course of business, and
- at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel